October 31, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

Response Letter Dated February 28, 2008

Response Letter Dated April 15, 2008

Response Letter Dated May 5, 2008

Form 20-F for Fiscal Year Ended January 31, 2008

Filed May 21, 2008

Response Letter Dated June 19, 2008

Response Letter Dated August 13, 2008

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated September 8, 2008.

Staff Comment No. 1

General

Where comments on a particular filing's disclosure are applicable to disclosure in another filing, please consider both filings in your response to our comments and make corresponding changes to both filings. This will eliminate the need for us to repeat similar comments.

The Corporation’s Response to Staff Comment No. 1

The Corporation has noted the Staff’s comments. The changes noted below, with the appropriate adjustments for comparative periods, will be incorporated as applicable into the following amended filings:

Form 6-K/A-1for the quarter ended July 31, 2004

Form 6-K/A-1for the quarter ended October 31, 2004

Suite 1350, Box 11620, 650 West Georgia St., Vancouver, BC, Canada V6B 4N9

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.ca | www.rimfire.ca

Jill Davis

Securities and Exchange Commission

October 31, 2008

Form 20-F/A-1 for the fiscal year ended January 31, 2005

Form 6-K/A-1for the quarter ended April 31, 2005

Form 6-K/A-1for the quarter ended July 31, 2005

Form 6-K/A-1for the quarter ended October 31, 2005

Form 20-F/A-1 for the fiscal year ended January 31, 2006

Form 6-K/A-1for the quarter ended April 31, 2006

Form 6-K/A-1for the quarter ended July 31, 2006

Form 6-K/A-1for the quarter ended October 31, 2006

Form 20-F/A-1 for the fiscal year ended January 31, 2007 (attached hereto)

Form 6-K/A-1for the quarter ended April 31, 2007

Form 6-K/A-1for the quarter ended July 31, 2007

Form 6-K/A-1for the quarter ended October 31, 2007

Form 20-F/A-1 for the fiscal year ended January 31, 2008(attached hereto)

Form 6-K/A-1for the quarter ended April 31, 2008

Form 6-K/A-1for the quarter ended July 31, 2008

Form 6-K/A-1for the quarter ended October 31, 2008

Form 20-F for the Fiscal Year Ended January 31, 2008 As Furnished With Your Response Letter Dated August 13, 2008

Staff Comment No. 2

Item 8: Financial Information

Changes in Previously-Issued Financial Statements and Report of Independent Registered Chartered Accountants

Please expand your disclosure to specifically address and highlight changes made to your previously issued financial statements, including changes in interest income classification and capitalized mineral interest acquisition costs (within your reconciliation to US GAAP). Specifically address paragraph 2.h of FAS 154 and CICA Handbook Section 1506.41 and include the disclosures required by paragraph 26 of FAS 154 and CICA Handbook Section 1506.49. Please include a sample of your footnote disclosure in response to this comment. In addition, please request that your auditor update their audit report in accordance with AICPA Codification of Statements on Auditing Standards AU Sections 420.12 and 508.16-18 (as adopted by PCAOB Rule 3200T).

Jill Davis

Securities and Exchange Commission

October 31, 2008

The Corporation’s Response to Staff Comment No. 2

The Corporation will add the following paragraphs to Note 2: “Accounting Changes:”

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 10 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following tables:

Consolidated Statements of Operations

Mineral Property Operations	2008	2007	2006
Revenue
As originally presented	685,244	416,158	150,513
Reclassification of gain on marketable securities	(344,041)	(182,882)	49,264
Revised	341,203	233,276	199,777

Loss from mineral property operations	2008	2007	2006
As originally presented	(1,920,644)	(870,337)	(1,115,102)
Reclassification of gain on marketable securities	(344,041)	(182,882)	49,264
Revised	(2,264,685)	(1,053,219)	(1,065,838)

Other Operations
Revenue
As originally presented	271,835	138,273	76,572
Reclassification of interest received	(270,858)	(135,804)	(68,672)
Revised	977	2,469	7,900

Loss from other operations
As originally presented	(1,793,843)	(1,902,160)	(891,004)
Reclassification of interest received	(270,858)	(135,804)	(68,672)
Revised	(2,064,701)	(2,037,964)	(959,676)

Loss before the undernoted (revised)
Loss before the undernoted	(4,329,386)	(3,091,183)	(2,025,514)
Reclassified gain on marketable securities	344,041	182,882	(49,264)
Reclassified interest income	270,858	135,804	68,672

Jill Davis

Securities and Exchange Commission

October 31, 2008

Consolidated Statements of Cash Flows

	2008	2007	2006
Cash Flows Used for Operating Activities
As originally presented	(3,398,011)	(1,248,486)	(1,698,859)
Reclassified interest received	(202,125)	(79,230)	(63,676)
Reclassified proceeds from sale of marketable securities	(359,541)	(222,481)	(15,736)
Revised	(3,959,677)	(1,550,197)	(1,778,271)

Cash Flows Used for Investing Activities
As originally presented	611,011	(1,281,561)	(51,483)
Reclassified interest received	202,125	79,230	63,676
Reclassified proceeds from sale of marketable securities	359,541	222,481	15,736
Revised	1,172,677	(979,850)	27,929

The following revisions have been made by the Corporation to the introductory paragraphs and the reconciliation in Note 10: Differences Between Generally Accepted Accounting Principles In Canada And The United States to reflect the difference between Canadian and US GAAP in the recording of a provision for the impairment of capitalized mineral property costs:

(b)

Acquisition costs of mineral property interests

Both the CICA Handbook Section 3061 and the Emerging Issues Task Force (“EITF”) Abstract 04-2 consider acquisition costs of mineral property interests as tangible assets, and require the aggregate carrying amount to be reported as a separate component of property, plant and equipment. According to CICA Handbook Section 3063, Statement of Financial Accounting Standard (“SFAS”) 144, and EITF 04-3, these acquisition costs should be tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount is not recoverable as it exceeds the fair value, based on estimates of future cash flows. In applying Canadian GAAP, the Company determined that, as it has no identifiable mineral reserves and therefore would not have a fair value on the basis of potential future cash flows, all acquisition costs should be expensed as incurred. U.S. GAAP, however, includes estimates related to possible as well as identifiable reserves in considering potential future cash flows and impairment of the carrying value of property acquisition costs and therefore could result in capitalization of costs expensed under Canadian GAAP.

Jill Davis

Securities and Exchange Commission

October 31, 2008

Consolidated Balance Sheets

	2008
	Canadian GAAP	Adj. (a,b)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 493,887	$ 493,887
Share capital	17,704,253	322,500	18,026,753
Deficit	(13,334,927)	171,387	(13,163,540)

	2007
	Canadian GAAP	Adj. (b)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 434,736	$ 434,736
Share capital	12,120,742	-	12,120,742
Deficit	(10,092,940)	434,736	(9,658,204)

Consolidated Statements of Operations

	2008	2007	2006

Net loss under Canadian GAAP	$(3,241,987)	$(2,772,497)	$(1,823,606)
Net mineral property interest acquisition costs (b)	59,151	236,169	157,542
Future income tax recovery (a)	(472,500)	-	(182,500)
Deferred tax benefit (a)	150,000	-	40,000

Net loss under U.S. GAAP	$(3,505,336)	$(2,536,328)	$(1, 808,564)

Basic and diluted loss per share under U.S. GAAP	$(0.14)	$(0.12)	($0.10)

Jill Davis

Securities and Exchange Commission

October 31, 2008

Consolidated Statements of Comprehensive Loss

	2008	2007	2006

Comprehensive loss under Canadian GAAP	$(3,433,487)	$(2,295,697)	$(1,823,606)
Net adjustments to operations	(263,349)	236,169	15,042
Changes in fair value of investments (d)	-	-	94,098
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(3,696,836)	$(2,059,528)	$(1,714,466)

Consolidated Statements of Cash Flows (c)

	2008	2007	2006

Net loss under Canadian GAAP	$ (3,241,987)	$ (2,772,497)	$ (1,823,606)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	48,241	53,920	33,980
Foreign exchange losses	47,233	7,519	8,196
Reclamation obligations	(11,371)	33,418	-
Share-based compensation	1,034,486	1,040,212	206,689
Non-cash option proceeds	(86,500)	(23,500)	(13,500)
Gain (loss) on sale of marketable securities	(344,041)	(182,882)	49,264
Interest income	(270,858)	(135,804)	(68,672)
Future income tax recovery	(472,500)	-	(182,500)
Increase in accounts receivable	62,003	(239,398)	134,087
Increase in prepaid expenses	(6,840)	(19,532)	(9,307)
Increase in project reclamation deposits	(73,380)	(37,330)	15,700
Increase in accounts payable / accrued expenses	(137,342)	218,856	(30,796)
Increase in exploration funding deposits	(506,821)	506,821	(97,806)
Total adjustments	(717,690)	1,222,300	45,335

Net cash used for operating activities	(3,959,677)	(1,550,197)	(1,778,271)

Jill Davis

Securities and Exchange Commission

October 31, 2008

The Corporation has requested an updated audit report from our auditor in accordance with AICPA Codification of Statements on Auditing Standards AU Sections 420.12 and 508.16-18 (as adopted by PCAOB Rule 3200T).

Staff Comment No. 3

Statement of Cash Flows

Please provide us with a roll-forward that will enable us to reconcile the changes in the fair value balances of your marketable securities from January 31, 2006 to January 31, 2007, and from January 31, 2007 to January 31, 2008. Please include significant items gross of offsets. Consider including cash purchases of marketable securities, non-cash acquisitions of marketable securities recognized in revenue, other non-cash acquisitions of marketable securities, unrealized gain/loss (appreciation/depreciation in fair value), marketable securities sold for cash, and non-cash sales of marketable securities (identifying the nature of such)

The Corporation’s Response to Staff Comment No. 3

The following continuity schedule shows the specific changes in value from January 31, 2006 to January 31, 2008:

	Fair Value of Marketable Securities	Cost of Marketable Securities	Other Comprehensive Income
Balance at January 31, 2006	$ 182,468	$ 88,370	$ 94,098
Received as mineral property option proceeds	23,500	23,500	-
Changes in fair value of investments (unrealized gains/losses)	511,250	-	511,250
Proceeds and gains on sale of investments	(74,050)	(39,600)	(34,450)
Net changes during year	460,700	(16,100)	476,800
Balance at January 31, 2007	643,168	72,270	570,898
Received as mineral property option proceeds	86,500	86,500	-
Changes in fair value of investments (unrealized gains/losses)	159,200	-	159,200
Proceeds and gains on sale of investments	(366,200)	(15,500)	(350,700)
Net changes during year	(120,500)	71,000	(191,500)
Balance at January 31, 2008	$ 522,668	$ 143,270	$ 379,398

Jill Davis

Securities and Exchange Commission

October 31, 2008

Staff Comment No. 4

Segment Information

We note that your segment disclosure includes a table showing “receipts, including revenues from operations, gains (losses) on marketable securities and interest income" attributable to each geographic segment. Please tell us your basis for disclosing this measure. To the extent it is disclosed as a measure of segment profit or loss reviewed by the chief operating decision maker (or otherwise regularly provided to the chief operating decision maker), please expand your disclosure to separately disclose all significant reconciling items necessary to reconcile these amounts to your financial statements. Additionally, please expand your disclosure to include segment revenue and a segment measure of profit and loss, ensuring that the amounts per geographic segment reconcile to the total financial statement amounts. Please refer to CICA Section 1701.30-.35.

The Corporation’s Response to Staff Comment No. 4

The Corporation’s original segment disclosure combined revenues from operations, gains (losses) on marketable securities and interest income into one “receipts” figure since the items other than mineral property revenue are not significant in geographic areas other than Canada. The Corporation has revised the disclosure to refer to significant assets not separately disclosed by geographic area in the consolidated financial statements and significant components of receipts and expenses included in the consolidated net loss by geographic area.

This disclosure is presented as additional information for the reader of the financial statements. This is not information which is reviewed by the chief operating decision maker, who is primarily concerned about the exploration expenditures incurred in each geographic area. That information is disclosed in the Consolidated Statement of Mineral Property Expenditures.

The Corporation proposes to revise the segmented disclosure as follows:

Jill Davis

Securities and Exchange Commission

October 31, 2008

9.

SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas: Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each geographic area for the fiscal years ending January 31:

	2008	2007	2006
Canada	$ 7,515,281	$ 2,927,535	$ 2,797,535
Alaska	4,903	7,034	25,818
Australia	79,376	4,355	-
Nevada	4,857	12,374	12,674
	$ 7,604,417	$ 2,951,298	$ 2,836,027

All other significant assets, including equipment, are held solely in Canada.

The following tables show the net loss attributable to each geographic area, and the significant components thereof, for each fiscal year:

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2008	$ (2,850,950)	$ 43,186	$ (128,506)	$ (305,717)	$(3,241,987)
included in Net Loss
Mineral property revenue	216,583	124,620	-	-	341,203
Interest income	265,645	153	5,057	3	270,858
Gain (loss) on marketable securities	344,041	-	-	-	344,041
Future income tax recovery	472,500	-	-	-	472,500
Amortization	(48,241)				(48,241)
Share-based compensation	(768,694)				(768,694)

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2007	$ (2,155,512)	$ (98,804)	$ (248,238)	$ (269,943)	$(2,772,497)
included in Net Loss
Mineral property revenue	232,920	356	-	-	233,276
Interest income	135,659	130	-	15	135,804
Gain (loss) on marketable securities	182,882	-	-	-	182,882
Future income tax recovery	-	-	-	-	-
Amortization	(53,920)	-	-	-	(53,920)
Share-based compensation	(1,040,212)	-	-	-	(1,040,212)

Jill Davis

Securities and Exchange Commission

October 31, 2008

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the year ended January 31, 2006	$ (1,317,545)	$ (305,843)	$ -	$ (200,218)	$(1,823,606)
included in Net Loss
Mineral property revenue	199,777	-	-	-	199,777
Interest income	67,699	837	-	136	68,672
Gain (loss) on marketable securities	(49,264)	-	-	-	(49,264)
Future income tax recovery	182,500	-	-	-	182,500
Amortization	(33,980)	-	-	-	(33,980)
Share-based compensation	(206,689)	-	-	-	(206,689)

Exploration expenditures on the Company’s mineral properties by geographic area are shown in the Consolidated Statement of Mineral Property Expenditures.

Staff Comment No. 5

Differences Between Generally Accepted Accounting Principles In Canada And The United States – Acquisition Costs of Mineral Property Interests

We note in your response to our prior comment number four that you have included a schedule to reconcile the acquisition costs per your Canadian GAAP financial statements to the amount capitalized under US GAAP. Please expand your disclosure within your US GAAP reconciliation footnote to include this reconciliation.

The Corporation’s Response to Staff Comment No. 5

Please refer to the Corporation’s response to Staff Comment No. 2 which includes the revised US GAAP reconciliation note containing this information.

Staff Comment No. 6

Item 11: Quantitative and Qualitative Disclosure about Market Risk

We note your proposed disclosure in response to our prior comment number two does not include prior-year comparative information. Please expand your disclosure to include summarized market risk information for the preceding year. Refer to Item 11(a)(3) of Form 20-F.

Jill Davis

Securities and Exchange Commission

October 31, 2008

The Corporation’s Response to Staff Comment No. 6

The Corporation has included summarized, prior-year comparative market risk information for fiscal years ended January 31, 2008 and 2007 as shown below. Narrative discussions of the reasons for changes in market risk exposures between those fiscal years are also provided below.  For each market risk category, the comparables are based on the appropriate range of possible values as identified at the end of each fiscal year. These figures may not be the same ones used in the previous fiscal year. However, the adjustments are based on the previous fiscal year end balances which allow investors to compare the two years.

Fiscal year ended January 31, 2008

Interest rate risk

	Effect on total receipts
Increase/decrease in interest rate	2008		2007
-1.50%	$(118,905)	(12.4%)	$(62,620)	(11.3%)
-1.00%	(79,270)	(8.3%)	(41,747)	(7.54%)
-0.50%	(39,365)	(4.1%)	(20,873)	(3.8%)

+0.50%	39,365	4.1%	20,873	3.8%
+1.00%	79,270	8.3%	41,747	7.5%

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relates to the increased cash balances which are subject to interest rate risk. During the fiscal year ended January 31, 2008, the Corporation completed a significant private placement which increased the cash balances and therefore interest receipts.

Foreign currency exchange risk

	Effect on total assets
Increase/decrease in foreign exchange rates	2008		2007
-15%	$(111,027)	(1.2%)	$(38,278)	(0.7%)
-10%	(74,018)	(0.8%)	(25,519)	(0.5%)
-5%	(37,009)	(0.4%)	(12,759)	(0.2%)

+5%	37,009	0.4%	12,759	0.2%
+15%	111,027	1.2%	38,278	0.7%
+25%	185,406	2.0%	63,796	1.2%

Jill Davis

Securities and Exchange Commission

October 31, 2008

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relates to the foreign cash balances which are subject to foreign exchange rate risk. During the fiscal year ended January 31, 2008, the Corporation undertook increased mineral property exploration in Australia which required additional funds to be maintained in Australian dollar accounts. This is slightly offset by the conversion of some US dollar accounts to Canadian dollar accounts due to reduction of exploration expenditures in Alaska and Nevada.

Equity price risk

	Effect on total assets
Increase/decrease in Venture Index	2008		2007
-30%	$(146,900)	(1.58%)	$(189,950)	(3.54%)
-20%	(97,934)	(1.05%)	(126,634)	(2.36%)
-10%	(48,967)	(0.53%)	(63,317)	(1.18%)

+10%	48,967	0.53%	63,317	1.18%
+20%	97,934	1.05%	126,634	2.36%
+30%	$146,900	1.58%	189,950	3.54%

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relate to the reduction in the Corporation’s portfolio of marketable securities. During the fiscal year ended January 31, 2008, the Corporation sold some marketable securities which reduced the overall market value of the portfolio which is subject to equity price risk. Marketable securities received as property option payments did not fully offset the value of the marketable securities which were sold.

Fiscal year ended January 31, 2007

Interest rate risk

	Effect on total receipts
Increase/decrease in interest rate	2007		2006
-0.50%	$(20,873)	(3.8%)	$(14,180)	(6.2%)
-0.25%	(10,437)	(1.9%)	(7,090)	(3.1%)
-0.10%	(4,175)	(0.8%)	(2,836)	(1.2%)

+0.50%	20,873	3.8%	14,180	6.2%
+1.00%	41,747	7.5%	28,360	12.5%
+1.50%	62,620	11.3%	42,540	18.7%

Jill Davis

Securities and Exchange Commission

October 31, 2008

The difference between the forecast figures for the fiscal year ended January 31, 2007 compared to the same figures for the fiscal year ended January 31, 2006 relates to other sources of revenue which are not subject to interest rate risk. During the fiscal year ended January 31, 2007, sales of marketable securities resulted in a gain whereas in the previous fiscal year the sales resulted in a loss. This difference of $232,146 offsets the interest rate variation from the slight increase in cash and short term investments subject to interest rate risk.

Foreign currency exchange risk

	Effect on total assets
Increase/decrease in foreign exchange rates	2007		2006
-20%	$(51,037)	(1.0%)	$(6,730)	(0.2%)
-10%	(25,519)	(0.5%)	(3,365)	(0.1%)
-5%	(12,759)	(0.2%)	(1,682)	(0.1%)

+5%	12,759	0.2%	1,682	0.1%
+10%	25,519	0.5%	3,365	0.1%
+20%	51,037	(1.0%)	6,730	0.2%

The difference between the forecast figures for the fiscal year ended January 31, 2007 compared to the same figures for the fiscal year ended January 31, 2006 relates to the foreign cash balances which are subject to foreign exchange rate risk. During the fiscal year ended January 31, 2007, the Corporation received mineral property revenues in US Dollars which were maintained in US dollar accounts to pay anticipated mineral exploration expenditures.

Equity price risk

	Effect on total assets
Increase/decrease in Venture Index	2007		2006
-20%	$ (126,634)	(2.36%)	$(36,494)	(1.18%)
-10%	(63,317)	(1.18%)	(18,247)	(0.59%)

+10%	63,317	1.18%	18,247	0.59%
+20%	126,634	2.36%	36,494	1.18%
+30%	189,950	3.54%	54,740	1.77%
-20%	$ (126,634)	(2.36%)	$(36,494)	(1.18%)

Jill Davis

Securities and Exchange Commission

October 31, 2008

The difference between the forecast figures for the fiscal year ended January 31, 2008 compared to the same figures for the fiscal year ended January 31, 2007 relate to the increases in the Corporation’s portfolio of marketable securities. During the fiscal year ended January 31, 2008, the Corporation received marketable securities received as property option payments which increased the overall market value of the portfolio subject to equity price risk. Marketable securities sold during the year did not offset this increase. The second factor is the overall increase in Venture Index which was reflected in an increase in the fair market value of the Corporation’s portfolio of marketable securities.

Staff Comment No. 7

Item 15: Controls and procedures

Please consider whether your amendments to your filling on Form 20-F and related financial statements impacts your previous conclusions regarding the effectiveness of your internal controls over financial reporting as of the end of the fiscal year covered by the report.

If you continue to believe that your initial assessment of effectiveness is still appropriate for your amended filing, please explain to us how you are able to support that conclusion. Alternatively, please ensure that your amended filing on Form 20-F discloses management's revised conclusion on the effectiveness of your internal controls over financial reporting, i.e., that your internal controls over financial reporting were not effective as of the end of the fiscal year.

The Corporation’s Response to Staff Comment No. 7

The changes made in these reports are primarily the classification and completeness of information included in the financial statements and do not represent material errors in the financial statements. The Corporation and its auditors will ensure that in future resources are made available to ensure that staff are current in their knowledge of disclosure standards for financial reporting. The rapid and continuing changes made in accounting standards make this a challenge for a smaller issuer with limited staff. Item 15 (b) has been revised as follows.

b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. The Corporation’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) in Canada. The rapid and continuing change in standards for financial reporting may result in deficiencies in disclosure, particularly with respect to the differences between U.S. GAAP and Canadian GAAP.

Jill Davis

Securities and Exchange Commission

October 31, 2008

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of 17 CFR 240.13a-15 or 240.15d-15, the Corporation utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. Parts of this framework were not appropriate for use by the Corporation as they referred to positions and/or job functions which do not exist in a smaller organization. The Corporation integrated aspects of the second document produced by COSO, Internal Control over Financial Reporting – Guidance for Smaller Public Companies into the initial review. The Corporation annually reviews the final document to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the fiscal year ended January 31, 2008. Based on the changes made to the notes to the financial statements since this evaluation was conducted, management has concluded that the Corporation’s internal control over financial reporting was not effective as of the fiscal year ended January 31, 2008. A specific weakness was identified in the classification and completeness of financial information prepared under Canadian GAAP and US GAAP. This deficiency is not a material weakness in the system of internal control over financial reporting as it is unlikely to result in substantial changes to reported financial information. The deficiency will be remedied by providing sufficient resources to the Corporation’s financial staff to ensure that financial information conforms in all material respects with Canadian GAAP and that appropriate reconciliations are provided to show differences between Canadian GAAP and US GAAP.

This annual report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Corporation’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report in this annual report.

Jill Davis

Securities and Exchange Commission

October 31, 2008

Staff Comment No. 8

Certifications

Pursuant to Rule 13a-14(a) of the Exchange Act, please include certifications of the disclosure in your amended filing as an exhibit. Please also include Section 1350 certifications, as required by required by Rule 13a-14(b) of the Exchange Act, as an exhibit to your amended filing. The certifications should be signed and dated at the time of filing of the report. Refer to paragraphs 12 and 13 of the "Instructions As To Exhibits" of Form 20-F.

The Corporation’s Response to Staff Comment No. 8

The Corporation has prepared the required certifications of the disclosure as required under Rules 13a-14(a) and 13a-14(b) of the Exchange Act. These certifications will be signed and dated at the time the revised Form 20-F/A-1 for each fiscal year is filed on EDGAR. Unsigned copies have been attached as an exhibit to this response. The Corporation is exempt from providing an auditor attestation report pursuant to the temporary relief provided to smaller foreign private issuers by the Securities and Exchange Commission.

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO